CONTACT GOLD REPORTS Q1 2021 FINANCIAL AND OPERATING RESULTS

AND REMINDS SECURITYHOLDERS OF SPECIAL MEETING ON MAY 25, 2021

Vancouver, B.C. (May 14, 2021) - Contact Gold Corp. (the "Company" or "Contact Gold")(TSXV: C; OTCQB: CGOL) is pleased to announce its financial and operating results for the three months ended March 31, 2021.

The Company would also like to remind all Contact Gold securityholders to vote and take action with their common shares and warrants in advance of an Annual and Special Meeting to be held May 25, 2021.

Selected Q1 2021 financial data

Details of financial results as at and for the three months ended March 31, 2021, are described in the unaudited condensed interim consolidated financial statements and related notes thereto (the "Interim Financial Statements") as prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), and MD&A for the corresponding period, copies of which are available on SEDAR at www.sedar.com.  The following selected financial data is derived from the Interim Financial Statements. Unless otherwise stated, the information herein, and in the tables below, is presented in Canadian dollars.

	Three months ended
Attributable to shareholders:	March 31, 2021	March 31, 2020	March 31, 2019
Loss for the period	$1,709,113	$2,702,007	$1,777,295
Other comprehensive loss (gain) for the period	$485,285	$(3,367,024)	$817,979
Comprehensive loss (gain) for the period	$2,194,398	$(665,017)	$2,595,274
Basic and diluted loss per share	$0.01	$0.04	$0.04

Losses attributable to shareholders for the three months ended March 31, 2021 of $1.71 million (2020: $2.70 million; and 2019: $1.78 million), reflect primarily (i) exploration and evaluation of the Company's exploration property interests ($0.92 million), (ii) costs incurred for professional, legal and advisory fees, administration & office expenditures, wages and salaries, and investor relations activities (in aggregate, $0.71 million), and (iii) non-cash stock-based compensation expense of $0.15 million, net of a fair value adjustment recognized on the embedded derivatives within the Preferred Shares (gain of $0.11 million).  Losses for the three-month period ended March 31, 2020 reflect similar activities and a fair value adjustment.

During the three months ended March 31, 2021, exploration and evaluation expenditures were predominantly related to activity at the Green Springs property, including the evaluation and review of data generated through 2020 and planning for the commencement of the 2021 program.  Approximately $0.91 million in expenditures had been incurred through March 31, 2021 for exploration at Green Springs and at Pony Creek (in aggregate through March 31, 2020, $0.32 million; 2019: $0.50 million).

Other comprehensive loss attributable to shareholders for the three-month period ended March 31, 2021 was $0.49 million (three months ended March 31, 2020: gain of $3.37 million, and in 2019: a loss of $0.82 million).  The other comprehensive loss or gain in a given period reflects primarily the foreign currency impact arising on the post-acquisition carrying value of the Company's U.S. entity which holds the exploration property portfolio, whereby the gain or loss reflects the relative value of the Canadian dollar (the Company's reporting currency) compared to the United States dollar (the currency in which the value of the exploration property portfolio is recorded).

Net cash operating outflows for the three-month period ended March 31, 2021 of $1.07 million reflects primarily (i) ongoing exploration activity, (ii) investor relations and head office costs, and (iii) the settlement of balances due to service providers and vendors at year end (March 31, 2020 $0.50 million, and 2019: $1.14 million).

	As at March 31, 2021	As at December 31, 2020
Cash	$3,718,210	$4,753,148
Working capital	$3,324,439	$4,750,446
Total assets	$34,348,638	$36,081,596
Current liabilities	$641,547	$412,498
Shareholders' equity	$32,024,911	$33,961,885

1/3

The Company has elected to capitalize mineral property acquisition costs, and expense exploration expenditures as incurred.  Total assets at March 31, 2021 comprise primarily: exploration and evaluation assets of $30.28 million, and $3.72 million in cash.  At December 31, 2020 total assets primarily comprise exploration and evaluation assets of $30.76 million, and $4.75 million in cash.

Total liabilities at March 31, 2021 include non-current liabilities of $1.68 million (December 31, 2020: $1.71 million), and payables and accruals of $0.64 million (December 31, 2019: $0.41 million).

Accumulated other comprehensive loss of $2.53 million at March 31, 2020 (December 31, 2020: $2.05 million) is the aggregate foreign currency impact on the translation to Canadian dollars of the value of the Company's U.S. entity and its portfolio of exploration properties.

Repatriation Transaction - Annual and Special Meeting

On April 21, 2021, the Company announced that it planned to complete an internal reorganization designed to redomicile the Company back into Canada (the "Repatriation").  See the Company's news release dated April 21, 2021 for particulars and rationale.  The Repatriation is subject to approval at the Company's Annual and Special Meeting of shareholders to be held May 25, 2021, the Supreme Court of British Columbia, and the TSXV.

In connection with the Repatriation a "Letter of Transmittal" has been mailed to each person who was a Registered Shareholder on April 20, 2021 (the "Record Date"). A Letter of Transmittal has also been mailed to each Registered Warrantholder.

Each person who is a Registered Shareholder or Registered Warrantholder prior to the Repatriation Transaction taking effect MUST forward the properly completed and signed Letter of Transmittal, along with the accompanying Common Share certificate(s) and/or Warrant certificate(s) as in instructed in the relevant Letter of Transmittal in order to receive replacement securities of Contact Gold. Registered Warrantholders in the United States MUST also return the relevant U.S. tax forms attached thereto in order to comply with U.S. federal income tax provisions, including those related to withholding taxes.

It is recommended that Registered Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying common share and/or warrant certificate(s), to Computershare Investor Services Inc. as the depositary, as soon as possible.  Shareholders whose Common Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Common Shares.

About Contact Gold Corp.

Contact Gold is currently a Nevada-incorporated entity.  The Company is focused on advancing the Green Springs and Pony Creek gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, east of Fiore Gold's Pan Mine and Gold Rock Project, and south of Waterton's Mount Hamilton deposit. The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.

Pony Creek is strategically located immediately south of Gold Standard Ventures' Railroad-Pinion Project, on the Southern Carlin Trend, and totals 81.7 km2 underpinned by a Carlin-type system with historic gold resources.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact (604) 449-3361 for either:

John Wenger, Chief Financial Officer wenger@contactgold.com

John Glanville Director, Investor Relations glanville@contactgold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated completion of the Repatriation Transaction, the, associated receipt of all requisite corporate, shareholder, court and applicable regulatory approvals, including approval of the TSXV and timing therefor, planned expenditures through the remainder of the year, and the anticipated exploration activities of the Company at Green Springs or Pony Creek.

2/3

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption caused by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

3/3